**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.3.3 TO PRE-EFFECTIVE AMENDMENT NO. 3 TO THE
REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Territorial Bancorp Inc.
(Exact Name of Registrant as Specified in Charter)

0001447051
(Registrant's CIK Number)

Exhibit 99.3.3 to the Pre-Effective Amendment No. 3
to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-155388
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, State of Hawaii on May 13, 2009.

TERRITORIAL BANCORP INC.

By: 

Allan S. Kitagawa
Chairman of the Board, President and Chief Executive Officer

F:\clients\1346-Territorial\conversion\Form SE.doc

EXHIBIT 99.3.3

FinPro
Building value together

April 30, 2009

Board of Directors
Territorial Mutual Holding Company
Territorial Savings Bank
1132 Bishop Street, Suite 2200
P.O. Box 1481
Honolulu, HI 96813

Dear Board Members:

FinPro, Inc. ("FinPro") has prepared this updated appraisal to reflect the recent developments in the Territorial Mutual Holding Company's ("Bank") financial condition and changes in market conditions. This updated appraisal is furnished pursuant to market pricing as of April 30, 2009 and the Bank's results for the three months ended March 31, 2009. FinPro's appraisal report, dated February 27, 2009, included the Bank's results for the twelve months ended December 31, 2008 and market pricing as of February 27, 2009.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 100% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.9 million at the midpoint,
- there will be an ESOP equal to 8% of the shares issued funded internally, amortized over 20 years straight-line,
- there will be an MRP equal to 4% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $3.04 per option over 5 years straight-line,
- the tax rate is assumed at 39.00%,
- the Bank will pay down $14.0 million in trust preferred securities at the minimum of the range, $20.0 million at the midpoint and $24.0 million at the maximum and super maximum, and
- the net proceeds will be invested at the three-year treasury rate of 1.00%, pre-tax.

In preparing this updated appraisal, FinPro reviewed its amended appraisal and the Bank's prospectus. FinPro considered, among other factors, recent developments in stock market conditions, changes in the interest rate environment, as well as recent developments in the Bank's financial performance. FinPro reviewed the Bank's most recent financial performance with its management as well as other sources of public information that FinPro believes are reliable; however, FinPro cannot guarantee the accuracy and completeness of such information.

FinPro's updated appraisal is based upon the Bank's representation that the information contained in its prospectus and additional information furnished to us by same is truthful, accurate, and complete. FinPro did not independently verify the financial statements, and other information provided by the Bank, nor did FinPro independently value any of the Bank's assets or liabilities. This updated appraisal considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

FinPro's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock in the conversion. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to sell such shares at prices related to the foregoing estimate of the Bank's pro forma market value. FinPro, Inc. is not a seller of securities within the meaning of any federal or state securities laws, and any report prepared by FinPro, Inc. shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FinPro's opinion is based upon circumstances as of the date hereof, including current conditions in the United States securities markets. Events occurring after the date hereof, including, but not limited to, changes affecting the United States securities markets and subsequent results of operations of the Bank could materially affect the assumptions used in preparing this opinion.

FINANCIAL UPDATE

Between December 31, 2008 and March 31, 2009, the Company's total assets remained virtually unchanged. Net loans receivable declined by $2.4 million and securities declined by $6.1 million, while cash increased $7.0 million since December 31, 2008. Total deposits increased $17.7 million between December 31, 2008 and March 31, 2009, while FHLB advances declined $35.8 million and securities sold under agreements to repurchase increased $15.0 million. Stockholder's equity increased $2.6 million since December 31, 2008.

FIGURE 1 – FINANCIAL CONDITION DATA

		March 31, 2009		December 31, 2008
		($ in 000's)		
Selected Financial Data				
Total assets	$	1,223,823	$	1,224,446
Cash		18,167		11,216
Investments securities head to maturity		521,623		527,767
Loans receivable, net		630,783		633,160
Bank owned life insurance		27,362		27,107
FHLB stock of Seattle		12,348		12,348
Deposits		941,584		923,914
FHLB of Seattle advances		-		35,791
Securities sold under agreements to repurchase		130,200		115,200
Subordinated debentures		24,226		24,221
Stockholder's equity	$	101,967	$	99,381

Source: Offering Circular

Net income increased $858 thousand, or 47.32%, for the three months ended March 31, 2009 when compared to the three months ended March 31, 2008. The increase is primarily attributable to higher net interest income and higher noninterest income, which were partially offset by higher provision expense, noninterest expense and income tax expense. The increase in noninterest income is attributable to a $799 thousand gain on sale of loans. Additionally, the Bank recorded a $436 thousand other than temporary impairment change on its holdings of trust preferred securities during the three months ended March 31, 2009.

FIGURE 2 - OPERATING DATA

	Three Months Ended March 31,	
	2009	2008
Selected Operating Data:		
Interest and dividend income	$ 15,720	$ 14,940
Interest expense	5,342	7,031
Net interest income	10,378	7,909
Provision for loan losses	1,102	6
Net interest income after provision for loan losses	9,276	7,903
Non-interest income	1,497	1,160
Non-interest expense	6,635	6,329
Income before income tax expense	4,138	2,734
Income taxes	1,467	921
Net income	$ 2,671	$ 1,813

Source: Offering Circular

As discussed on the previous page, profitability for the three months ended March 31, 2009 increased when compared to the three months ended March 31, 2008. The primary reason for the improvement in profitability was the expansion of net interest margin by 72 basis points. Nonperforming loans and assets increased from 0.03% at March 31, 2008 to 0.16% at March 31, 2009. As a result of higher nonperforming loans and deteriorating economic factors, the Bank increased its general reserves for 1-4 family residential real estate loans.

FIGURE 3 – KEY RATIOS

	Three Months Ended March 31,	
	2009	**2008**
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on average assets	0.87%	0.62%
Return on average equity	10.55%	7.71%
Interest rate spread	3.39%	2.61%
Net interest margin	3.54%	2.82%
Efficiency ratio	55.87%	69.79%
Non-interest expense to average total assets	2.17%	2.16%
Average interest-earning assets to average interest-bearing liabilities	108.69%	108.38%
Average equity to average total assets	8.27%	8.02%
Asset Quality Ratios:		
Non-performing assets to total assets	0.10%	0.01%
Non-performing loans to total loans	0.16%	0.03%
Allowance for loan losses to non-performing loans	193.43%	483.65%
Allowance for loan losses to total loans	0.32%	0.13%
Capital Ratios:		
Total capital (to risk-weighted assets)	26.18%	24.75%
Tier I capital (to risk-weighted assets)	25.82%	24.59%
Tier I capital (to average assets)	10.22%	9.77%
Other Data:		
Number of full service offices	24	24
Full time equivalent employees	248	246

Source: Offering Circular

Due to changes in accounting guidance from the Financial Accounting Standards Board on April 9, 2009, the Bank reclassified $1.5 million of security impairment from retained earnings to accumulate other comprehensive loss. The Bank continues to hold two pools of trust preferred securities and all impairment charges relate to one of the pools as of March 31, 2009. The second pool was determined not to be impaired as of March 31, 2009.

FinPro reviewed the Bank's updated financials relative to the Comparable Group. Relative to the Comparables the Bank's financials are viewed by FinPro to be more favorable than in the February 27, 2009 Appraisal and an upward adjustment is warranted.

FIGURE 4 – FINANCIAL RATIO COMPARISON

	for the Twelve Months Ended 3/31/09	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	68.72	108.95
Total Net Loans to Assets	51.54	78.43
Securities to Assets	42.62	9.47
Deposits to Assets	76.94	71.28
Borrowed Funds to Assets	12.62	15.00
Balance Sheet Growth		
Asset Growth Rate	3.22	8.18
Loan Growth Rate	6.28	7.08
Deposit Growth Rate	3.03	8.51
Capital		
Equity to Assets	8.33	9.62
Tangible Equity to Tangible Assets	8.32	8.53
Intangible Assets to Equity	0.17	5.01
Regulatory Core Capital to Assets	10.22	9.80
Equity + Reserves to Assets	8.47	10.60
Asset Quality		
Non-Performing Loans to Loans	0.16	2.34
Reserves to Non-Performing Loans	193.43	65.23
Non-Performing Assets to Assets	0.10	2.09
Non-Performing Assets to Equity	-	19.80
Reserves to Loans	0.32	1.41
Reserves to Non-Performing Assets + 90 Days Del.	191.47	54.17
Profitability		
Return on Average Assets	0.66	0.32
Return on Average Equity	8.08	3.33
Core Return on Average Assets	0.74	0.42
Core Return on Average Equity	9.03	5.18
Income Statement		
Yield on Average Earning Assets	5.35	5.88
Cost of Average Interest Bearing Liabilities	2.21	2.91
Net Interest Spread	3.14	3.05
Net Interest Margin	3.32	3.39
Noninterest Income to Average Assets	0.20	1.15
Noninterest Expense to Average Assets	2.25	3.04
Efficiency Ratio	55.87	67.09
Overhead Ratio	70.43	56.02

THRIFT EQUITY MARKET

Since February 27, 2009, (the date of the market prices in FinPro's appraisal) the market value of thrift stocks, as measured by the SNL Thrift Index, increased 10.08%.

Meanwhile, the S&P 500 Index and the Dow Jones Industrial Average increased 18.74% and 15.65%, respectively. The index changes were as follows:

FIGURE 5 - PERIOD INDEX CHANGE

Index	2/27/2009	4/30/2009	$ Change	% Change
SNL Index	502.8	553.4	50.66	10.08%
S&P 500	735.1	872.8	137.72	18.74%
Dow Jones Industrial Average	7,062.9	8,168.1	1,105.19	15.65%

Source: SNL Securities and FinPro Calculations

Comparable Group Price Change

All of the Comparable Group members experienced a decrease in stock price. The increase in the median stock price was 32.84% and the average stock price increase was 32.90%.

Figure 6 - Comparable Price Change

Ticker	Short Name	4/30/2009 Market Value ($M)	4/30/2009 Stock Price ($)	2/27/2009 Stock Price ($)	Dollar Change ($)	Percentage Change (%)
	Comparable Group					
CASH	Meta Financial Group, Inc.	33.80	13.00	8.25	4.75	57.58%
FDEF	First Defiance Financial Corp.	83.60	10.30	5.18	5.12	98.84%
FFNW	First Financial Northwest, Inc.	164.30	8.07	7.37	0.70	9.50%
HFBC	HopFed Bancorp, Inc.	34.10	9.50	9.43	0.07	0.74%
HFFC	HF Financial Corp.	46.30	11.51	10.35	1.16	11.21%
HOME	Home Federal Bancorp, Inc.	166.60	10.09	7.37	2.72	36.91%
MFSF	MutualFirst Financial, Inc.	38.40	5.50	4.85	0.65	13.40%
NASB	NASB Financial, Inc.	173.60	22.06	14.71	7.35	49.97%
PULB	Pulaski Financial Corp.	72.10	7.00	5.45	1.55	28.44%
TSBK	Timberland Bancorp, Inc.	38.30	5.43	4.17	1.26	30.22%
	Comparable Average	85.11	10.25	7.71	2.53	32.84%
	Comparable Median	59.20	9.80	7.37	2.43	32.90%

Source: SNL Securities and FinPro Calculations

The Comparable Group's median price to LTM core earnings per share increased by 46.39%. The median price to tangible book value increased by 21.65%.

FIGURE 7 - COMPARABLE MULTIPLE CHANGES

		Price Multiple Changes											
Ticker	Short Name	4/30/2009 Core LTM EPS (x)	2/27/2009 Core LTM EPS (x)	Percentage Change (x)	4/30/2009 Book Value (%)	2/27/2009 Book Value (%)	Percentage Change (%)	4/30/2009 Tangible Bk Value (%)	2/27/2009 Tangible Bk Value (%)	Percentage Change (%)	4/30/2009 Assets (%)	2/27/2009 Assets (%)	Percentage Change (%)
	Comparable Group												
CASH	Meta Financial Group, Inc.	NM	NM	NM	70.50	44.70	57.72%	74.10	47.00	57.66%	3.94	2.50	57.60%
FDEF	First Defiance Financial Corp.	8.90	4.10	117.07%	43.00	21.90	96.35%	64.40	33.10	94.56%	4.23	2.19	93.15%
FFNW	First Financial Northwest, Inc.	80.30	33.30	141.14%	58.00	54.10	7.21%	61.00	56.90	7.21%	13.02	12.61	3.25%
HFBC	HopFed Bancorp, Inc.	9.60	8.30	15.66%	54.60	56.60	-3.53%	61.10	63.90	-4.38%	3.50	3.56	-1.69%
HFFC	HF Financial Corp.	6.50	6.00	8.33%	67.10	62.40	7.53%	72.20	67.40	7.12%	4.04	3.62	11.60%
HOME	Home Federal Bancorp, Inc.	91.70	52.60	74.33%	83.10	61.80	34.47%	83.10	61.80	34.47%	24.06	17.85	34.79%
MFSF	MutualFirst Financial, Inc.	NA	7.20	NA	NA	28.00	NA	NA	40.00	NA	NA	2.46	NA
NASB	NASB Financial, Inc.	16.00	10.70	49.53%	112.40	75.00	49.87%	114.50	76.30	50.07%	11.37	7.58	50.00%
PULB	Pulaski Financial Corp.	14.70	9.80	50.00%	84.20	67.70	24.37%	88.60	71.40	24.09%	5.04	4.10	22.93%
TSBK	Timberland Bancorp, Inc.	6.80	5.20	30.77%	50.50	38.80	30.15%	55.30	42.50	30.12%	5.82	4.47	30.20%
	Comparable Average	29.31	15.24	92.28%	69.27	51.10	35.55%	74.92	56.03	33.72%	8.34	6.09	36.78%
	Comparable Median	12.15	8.30	46.39%	67.10	55.35	21.23%	72.20	59.35	21.65%	5.04	3.86	30.57%

Source: SNL Securities and FinPro Calculations

RECENT CONVERSION PERFORMANCE

There have not been any conversion transactions completed since the February 27, 2009 Appraisal. Of the four announced conversions (excluding the Bank) at February 27, 2009, one has announced it terminated its offering and the other three have not refiled.

The one pending second step conversion, Ocean Shore, had its initial conversion deadline expire on December 22, 2008 and then entered a syndicated offering which was not complete as of the date of this appraisal update.

VALUATION DETERMINATION

FinPro analyzed the pro forma price to core earnings, pro forma price to tangible book and pro forma price to book ratios in combination with one another in determining an appropriate pro forma estimated market value for the Company.

Since the date of the initial appraisal:

- the SNL Thrift Index increased 10.08% and the S&P 500 and the Dow Jones Industrial Average increased 18.74% and 15.65%, respectively, as shown in Figure 4;
- during that same period of time, all of the Comparable Group members experienced an increase in their stock price. The average price increased 32.84% and the median price decreased 32.90%, as shown in Figure 5. The Comparable Group median price to tangible book increased 21.65%; and
- the Company's results from operations have improved during the three months ended March 31, 2009 relative to the three months ended March 31, 2008.

There has been no conversion activity since February 27, 2009. Based upon these factors, it is FinPro's opinion that the estimated value range must be adjusted upward approximately 22%.

Based upon the adjustments defined in the previous section, the Bank priced at the midpoint is estimated to be $92,500,000. Based upon a range below and above the midpoint value, the relative values are $78,625,000 at the minimum and $106,375,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $122,331,250.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 8 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	9,250,000	$	10.00	$	92,500,000
Range:					
- Minimum	7,862,500	$	10.00		78,625,000
- Maximum	10,637,500		10.00		106,375,000
- Super Maximum	12,233,125		10.00		122,331,250

Source: FinPro Inc. Pro forma Model

FIGURE 9 - OFFERING PRICING MULTIPLES

	Bank	Comparables		State		National	
		Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	8.55 9.90 11.36 13.33	29.31	12.15	NA	NA	29.24	14.70
Price-to-Book Ratio P/B	47.53% 52.14% 56.15% 60.13%	69.27%	67.10%	NA	NA	64.16%	62.40%
Price-to-Tangible Book Ratio P/TB	47.57% 52.19% 56.18% 60.20%	74.92%	72.20%	NA	NA	73.48%	67.55%
Price-to-Assets Ratio P/A	6.16% 7.21% 8.24% 9.38%	8.34%	5.04%	NA	NA	7.11%	5.78%

Source: FinPro Calculations

FIGURE 10 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	11.90	9.90	52.14%	52.19%	7.21%
Comparable Group Median	12.65	12.15	67.10%	72.20%	5.04%
(Discount) Premium	-5.93%	-18.52%	-22.30%	-27.71%	43.06%

Source: SNL data, FinPro Calculations

As Figure 10 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 18.52% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 27.71% discount to the Comparable Group.

FIGURE 11 - COMPARABLE PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	16.13	13.33	60.13%	60.20%	9.38%
Comparable Group Median	12.65	12.15	67.10%	72.20%	5.04%
(Discount) Premium	27.51%	9.71%	-10.39%	-16.62%	86.11%

Source: SNL data, FinPro Calculations

As Figure 11 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 9.71% on a core earnings basis. On a price to tangible book basis, the Bank is priced at a 16.62% discount to the Comparable Group.

Valuation Conclusion

The Comparable pricing, as well as, the SNL Index have increased materially since the date of the initial appraisal. There has been no conversion activity since February 27, 2009. The Bank's financials have improved. Based upon these factors, FinPro believes that it is appropriate to increase the appraised value by approximately 22%.

It is, therefore, FinPro's opinion that as of April 30, 2009, the estimated pro forma market value of the Bank in a full offering was $92,500,000 at the midpoint of a range with a minimum of $78,625,000 to a maximum of $106,375,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $122,331,250.

Respectfully Submitted,



FinPro, Inc.

List of Exhibits
Territorial Bancorp Inc.

Exhibit

Territorial Bancorp, Inc.
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2008
Includes SOP 93-6

	Bank	Comparables		State		National	
		Mean	Median	Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	8.55 9.90 11.36 13.33	29.31	12.15	NA	NA	29.24	14.70
Price-to-Book Ratio P/B	47.53% 52.14% 56.15% 60.13%	69.27%	67.10%	NA	NA	64.16%	62.40%
Price-to-Tangible Book Ratio P/TB	47.57% 52.19% 56.18% 60.20%	74.92%	72.20%	NA	NA	73.48%	67.55%
Price-to-Assets Ratio P/A	6.16% 7.21% 8.24% 9.38%	8.34%	5.04%	NA	NA	7.11%	5.78%

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2008	$	7,200 (1)
Pre-Conversion Book Value As of December 31, 2008	$	99,381
Pre-Conversion Assets As of December 31, 2008	$	1,224,446
Return on Money		0.61% (2)
Conversion Expenses	$	3,049 3.30% (3)
Proceeds Not Invested	$	11,100 (4)
Estimated ESOP Borrowings	$	7,400
ESOP Purchases		8.00% (5)
Cost of ESOP Borrowings	$	370 (5)
Cost of ESOP Borrowings		0.00% (5)
Amort of ESOP Borrowings		20 Years
Amort of MRP Amount		5 Years
Estimated MRP Amount	$	3,700 (6)
MRP Purchases		4.00%
MRP Expense	$	740
Stock Foundation Amount	$	- (7)
Stock Foundation Amount		0.00% 0.00%
Foundation Opportunity Cost	$	-
Tax Benefit	$	- (8)
Tax Rate		39.00%
Percentage Sold		100.00%
Amount to be issued to Public	$	92,500 (9)
Earnings Multiple		12

(1) Net income for the twelve months ended December 31, 2008.
(2) Net Return assumes a reinvestment rate of 1.00 percent (the 1 year Treasury at December 31, 2008), and a tax rate of 39%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $92,500,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $92,500,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $92,500,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	9,250,000	$	10.00	$	92,500,000
Range:					
- Minimum	7,862,500	$	10.00		78,625,000
- Maximum	10,637,500		10.00		106,375,000
- Super Maximum	12,233,125		10.00		122,331,250

Pre Foundation

	Appraised Value							
Conclusion		Minimum		Midpoint		Maximum		SuperMaximum *
Total Shares		7,862,500		9,250,000		10,637,500		12,233,125
Price per Share	$	10	$	10	$	10	$	10
Full Conversion Value	$	78,625,000	$	92,500,000	$	106,375,000	$	122,331,250
Exchange Shares		0		0		0		0
Exchange Percent		0.00%		0.00%		0.00%		0.00%
Conversion Shares		7,862,500		9,250,000		10,637,500		12,233,125
Conversion Percent		100.00%		100.00%		100.00%		100.00%
Gross Proceeds	$	78,625,000	$	92,500,000	$	106,375,000	$	122,331,250
Exchange Value	$	-	$	-	$	-	$	-
Exchange Ratio		0.0000		0.0000		0.0000		0.0000
Exchange Value per Minority Share	$	-	$	-	$	-	$	-

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Exhibit 1

Full Conversion - No Foundation

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

Conversion Proceeds	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered	7,862,500	9,250,000	10,637,500	12,233,125
Conversion Shares Offered	7,862,500	9,250,000	10,637,500	12,233,125
Price Per Share	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 78,625	$ 92,500	$ 106,375	$ 122,331
Plus: Value issued to Foundation	-	-	-	-
Pro Forma Market Capitalization	78,625	92,500	106,375	122,331
Gross Proceeds	78,625	92,500	106,375	122,331
Less: Est. Conversion Expenses	(2,921)	(3,049)	(3,176)	(3,323)
Net Proceeds	75,704	89,451	103,199	119,008
Cash issued to foundation	-	-	-	-
Less: Paydown of TRUPS	(14,000)	(20,000)	(24,000)	(24,000)
Less: ESOP Adjustment	(6,290)	(7,400)	(8,510)	(9,787)
Less: MRP Adjustment	(3,145)	(3,700)	(4,255)	(4,893)
Net Proceeds Reinvested	$ 52,269	$ 58,351	$ 66,434	$ 80,328
Estimated Incremental Rate of Return	0.61%	0.61%	0.61%	0.61%
Estimated Incremental Return	$ 319	$ 356	$ 405	$ 490
Earnings Adjustment for TRUPS	615	864	1,024	1,024
Less: Amortization of ESOP	(192)	(226)	(260)	(298)
Less: Option Expense	(478)	(562)	(647)	(744)
Less: MRP Adjustment	(384)	(451)	(519)	(597)
Pro-forma Net Income	(120)	(19)	3	(125)
Earnings Before Conversion	7,200	7,200	7,200	7,200
Earnings Excluding Adjustment	7,080	7,181	7,203	7,075
Earnings Adjustment	1,424	1,424	1,424	1,424
Earnings After Conversion	$ 8,504	$ 8,605	$ 8,627	$ 8,499

Exhibit I

Full Conversion - No Foundation

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

	Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity				
Equity at December 31, 2008	$ 99,381	$ 99,381	$ 99,381	$ 99,381
Net Conversion Proceeds	75,704	89,451	103,199	119,008
Less: TRUPs Charge	(203)	(282)	(318)	(318)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Adjustment	(6,290)	(7,400)	(8,510)	(9,787)
Less: MRP Adjustment	(3,145)	(3,700)	(4,255)	(4,893)
Pro-forma Equity	$ 165,447	$ 177,450	$ 189,497	$ 203,391
Less: Intangible	188	188	188	188
Pro-forma Tangible Equity	$ 165,259	$ 177,262	$ 189,309	$ 203,203
Pro-forma Assets				
Total Assets at December 31, 2008	$ 1,224,446	$ 1,224,446	$ 1,224,446	$ 1,224,446
Net Conversion Proceeds	75,704	89,451	103,199	119,008
Less: TRUPs Charge	(14,000)	(20,000)	(24,000)	(24,000)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Adjustment	(6,290)	(7,400)	(8,510)	(9,787)
Less: MRP Adjustment	(3,145)	(3,700)	(4,255)	(4,893)
Pro-forma Total Assets	1,276,715	1,282,797	1,290,880	1,304,774
Stockholder's Equity Per Share *				
Equity at December 31, 2008	$ 12.64	$ 10.74	$ 9.34	$ 8.12
Estimated Net Proceeds	9.63	9.67	9.70	9.73
Less: TRUPs Charge	(0.03)	(0.03)	(0.03)	(0.03)
Plus: Value issued to Foundation	-	-	-	-
Less: After Tax Expense of Foundation	-	-	-	-
Less: ESOP Stock	(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock	(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *	21.04	19.18	17.81	16.63
Less: Intangible	0.02	0.02	0.02	0.02
Pro-forma Tangible Equity Per Share *	$ 21.02	$ 19.16	$ 17.80	$ 16.61

Pro Forma Effect of Conversion Proceeds
As of December 31, 2008
(Dollars in Thousands)

	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *				
Historical Earnings Per Share	$ 0.99	$ 0.84	$ 0.73	$ 0.64
Incremental return Per Share	0.04	0.04	0.04	0.04
Earnings Adjustment for TRUPS	0.08	0.10	0.10	0.09
ESOP Adjustment Per Share	(0.03)	(0.03)	(0.03)	(0.03)
Option Expense Per Share	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share	0.20	0.17	0.14	0.13
Pro Forma Earnings Per Share *	$ 1.17	$ 1.01	$ 0.88	$ 0.75
Shares Utilized for EPS	7,264,950	8,547,000	9,829,050	11,303,407
Pro-forma Ratios				
Price/EPS No Adjustment	10.31	11.90	13.51	16.13
Price/EPS with Adjustment	8.55	9.90	11.36	13.33
Price/Book Value per Share	47.53%	52.14%	56.15%	60.13%
Price/Tangible Book Value	47.57%	52.19%	56.18%	60.20%
Market Value/Assets	6.16%	7.21%	8.24%	9.38%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.

(2) MRP is omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Loss on TRUPS, Gain on securities and loans tax impacted at 39%.

(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 39%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) Not applicable.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations				
Total Shares Offered	7,863	9,250	10,638	12,233
Price Per Share	$ 10	$ 10	$ 10	$ 10
Gross Proceeds	$ 78,625	$ 92,500	$ 106,375	$ 122,331
Estimated Insider Purchases	(3,740)	(3,740)	(3,740)	(3,740)
ESOP Purchases	(6,290)	(7,400)	(8,510)	(9,787)
Proceeds to Base Fee On	$ 68,595	$ 81,360	$ 94,125	$ 108,804
Underwriters Percentage	1.00%	1.00%	1.00%	1.00%
Underwriters Fee	$ 686	$ 814	$ 941	$ 1,088
Other Expenses	2,235	2,235	2,235	2,235
Total Expense	$ 2,921	$ 3,049	$ 3,176	$ 3,323

Share Calculations				
Shares Sold	7,862,500	9,250,000	10,637,500	12,233,125
Exchange Shares	-	-	-	-
Shares Issued to Foundation	-	-	-	-
Shares Outstanding	7,862,500	9,250,000	10,637,500	12,233,125
Less: New ESOP Adjustment	(629,000)	(740,000)	(851,000)	(978,650)
Less: Old ESOP Adjustment	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	31,450	37,000	42,550	48,932
Plus: Old SOP 93-6 ESOP Shares	-	-	-	-
Shares for all EPS Calculations	7,264,950	8,547,000	9,829,050	11,303,407
MRP Shares	314,500	370,000	425,500	489,325
MRP Shares Amortized this Period	62,900	74,000	85,100	97,865
Option Shares	786,250	925,000	1,063,750	1,223,312
Option Shares Amortized this Period	157,250	185,000	212,750	244,662

MRP Dilution				
EPS	$ 0.94	$ 0.81	$ 0.70	$ 0.60
Tangible Book Value/Share	$ 20.59	$ 18.81	$ 17.50	$ 16.36
Voting Dilution	-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution				
EPS	$ 0.89	$ 0.76	$ 0.67	$ 0.57
Tangible Book Value/Share	$ 20.02	$ 18.33	$ 17.09	$ 16.01
Voting Dilution	-9.09%	-9.09%	-9.09%	-9.09%

Pro Forma Tang. Equity to Tang. Assets	12.95%	13.82%	14.67%	15.58%
Pro Forma Core ROAA	0.68%	0.69%	0.68%	0.67%
Pro Forma ROAE	4.32%	4.09%	3.84%	3.51%

Pro Forma Core ROAE	5.20%	4.90%	4.60%	4.22%
Earnings Assuming Foundation Expensed	7,080	7,181	7,203	7,075
EPS Assuming Foundation Expensed	$ 0.97	$ 0.84	$ 0.73	$ 0.63

Exhibit 2
Change in Pricing Multiples
Pricing Data as of April 30, 2009 and February 27, 2009

							Price Multiple Changes										
Ticker	Short Name	4/30/2009 Market Value ($M)	4/30/2009 Stock Price ($)	2/27/2009 Stock Price ($)	Dollar Change ($)	Percentage Change (%)	4/30/2009 Core LTM EPS (x)	2/27/2009 Core LTM EPS (x)	Percentage Change (x)	4/30/2009 Book Value (%)	2/27/2009 Book Value (%)	Percentage Change (%)	4/30/2009 Tangible Bk Value (%)	2/27/2009 Tangible Bk Value (%)	Percentage Change (%)	4/30/2009 Assets (%)
	Comparable Group															
CASH	Meta Financial Group, Inc.	33.80	13.00	8.25	4.75	57.58%	NM	NM	NM	70.50	44.70	57.72%	74.10	47.00	57.66%	3.94
FDEF	First Defiance Financial Corp.	83.60	10.30	5.18	5.12	98.84%	8.90	4.10	117.07%	43.00	21.90	96.35%	64.40	33.10	94.56%	4.23
FFNW	First Financial Northwest, Inc.	164.30	8.07	7.37	0.70	9.50%	80.30	33.30	141.14%	58.00	54.10	7.21%	61.00	56.90	7.21%	13.02
HFBC	HopFed Bancorp, Inc.	34.10	9.50	9.43	0.07	0.74%	9.60	8.30	15.66%	54.60	56.60	-3.53%	61.10	63.90	-4.38%	3.50
HFFC	HF Financial Corp.	46.30	11.51	10.35	1.16	11.21%	6.50	6.00	8.33%	67.10	62.40	7.53%	72.20	67.40	7.12%	4.04
HOME	Home Federal Bancorp, Inc.	166.60	10.09	7.37	2.72	36.91%	91.70	52.60	74.33%	83.10	61.80	34.47%	83.10	61.80	34.47%	24.06
MFSF	MutualFirst Financial, Inc.	38.40	5.50	4.85	0.65	13.40%	NA	7.20	NA	NA	28.00	NA	NA	40.00	NA	NA
NASB	NASB Financial, Inc.	173.60	22.06	14.71	7.35	49.97%	16.00	10.70	49.53%	112.40	75.00	49.87%	114.50	76.30	50.07%	11.37
PULB	Pulaski Financial Corp.	72.10	7.00	5.45	1.55	28.44%	14.70	9.80	50.00%	84.20	67.70	24.37%	88.60	71.40	24.09%	5.04
TSBK	Timberland Bancorp, Inc.	38.30	5.43	4.17	1.26	30.22%	6.80	5.20	30.77%	50.50	38.80	30.15%	55.30	42.50	30.12%	5.82
	Comparable Average	85.11	10.25	7.71	2.53	32.84%	29.31	15.24	92.28%	69.27	51.10	35.55%	74.92	56.03	33.72%	8.34
	Comparable Median	59.20	9.80	7.37	2.43	32.90%	12.15	8.30	46.39%	67.10	55.35	21.23%	72.20	59.35	21.65%	5.04

2/27/2009 Assets (%)	Percentage Change (%)
2.50	57.60%
2.19	93.15%
12.61	3.25%
3.56	-1.69%
3.62	11.60%
17.85	34.79%
2.46	NA
7.58	50.00%
4.10	22.93%
4.47	30.20%
6.09	36.78%
3.86	30.57%

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22
ABCW	Anchor BanCorp Wisconsin Inc.	1.63	35.10	NM	NM	NM	NM	24.00	24.80	0.73	-	NM
ABNJ	American Bancorp of New Jersey, Inc.	10.04	109.00	41.80	36.10	59.10	55.90	118.00	118.00	17.34	1.99	117.65
AF	Astoria Financial Corporation	8.26	801.70	20.70	16.70	13.30	6.90	63.40	75.00	3.56	6.30	125.81
ASBI	Ameriana Bancorp	4.05	12.10	NM	NM	16.20	14.60	35.80	36.80	2.61	3.95	64.00
BBX	BankAtlantic Bancorp, Inc.	2.32	23.80	NM	NM	NM	NM	12.60	13.50	0.47	-	(0.38)
BCSB	BCSB Bancorp, Inc.	7.78	24.30	NM	NM	25.10	31.30	NA	NA	NA	-	-
BFED	Beacon Federal Bancorp, Inc.	8.74	63.90	4.10	4.00	NM	14.70	65.60	65.60	6.56	1.83	NM
BFIN	BankFinancial Corporation	10.70	229.50	NM	NM	NM	210.90	86.60	96.80	14.76	2.62	NM
BHLB	Berkshire Hills Bancorp, Inc.	22.56	277.60	20.90	20.90	12.80	12.70	73.90	140.80	10.33	2.84	31.07
BKMU	Bank Mutual Corporation	10.27	481.40	17.10	21.00	25.70	25.60	120.40	139.30	13.68	3.51	90.00
BKUNA	BankUnited Financial Corporation	0.28	9.90	NM	NM	NM	NM	1.70	1.80	0.07	-	(0.09)
BOFI	BofI Holding, Inc.	6.49	52.10	5.10	5.10	16.60	6.60	72.90	72.90	4.31	-	-
BRKL	Brookline Bancorp, Inc.	9.92	584.40	41.30	36.40	43.10	38.70	120.70	133.70	22.27	3.43	321.74
BYFC	Broadway Financial Corporation	5.21	9.10	9.30	9.30	4.40	4.40	41.50	41.50	2.28	3.84	16.95
CARV	Carver Bancorp, Inc.	6.00	14.80	NM	NM	NM	NM	30.90	31.10	1.88	6.67	NM
CASH	Meta Financial Group, Inc.	13.00	33.80	12.50	12.50	23.60	NM	70.50	74.10	3.94	4.00	94.55
CBNJ	Cape Bancorp, Inc.	6.99	93.10	NM	NM	NM	NM	66.10	79.30	8.53	-	-
CBNK	Chicopee Bancorp, Inc.	12.33	79.60	NM	193.00	NM	NM	85.10	85.10	15.16	-	-
CEBK	Central Bancorp, Inc.	5.50	9.00	0.50	0.50	NM	7.10	27.90	29.90	1.66	3.64	NM
CFBK	Central Federal Corporation	3.25	13.30	NM	NM	65.00	71.60	51.40	51.40	4.72	-	300.00
CFFC	Community Financial Corporation	5.49	24.00	1.40	1.30	NM	7.50	68.60	68.60	4.83	-	NM
CITZ	CFS Bancorp, Inc.	3.66	39.30	6.50	9.60	NM	NM	35.40	35.40	3.53	1.09	NM
CMSB	CMS Bancorp, Inc.	7.50	14.30	NM	NM	NM	NM	66.90	66.90	7.03	-	-
CSBC	Citizens South Banking Corporation	5.23	39.30	43.60	22.50	16.30	13.60	46.70	73.20	4.73	3.06	92.19
CTZN	Citizens First Bancorp, Inc.	1.33	10.90	NM	NM	NM	NM	9.40	9.60	0.52	-	-
CZWI	Citizens Community Bancorp, Inc.	6.10	35.00	30.50	30.50	27.70	27.70	55.60	62.30	7.44	3.28	90.91
DCOM	Dime Community Bancshares, Inc.	8.34	285.10	23.20	10.80	11.00	9.00	102.00	122.70	7.06	6.71	65.88
DNBK	Danvers Bancorp, Inc.	14.51	254.00	45.30	45.30	NM	138.30	110.10	110.30	14.61	0.55	72.73
ESBF	ESB Financial Corporation	11.23	135.50	11.20	NA	12.10	NA	91.00	NA	NA	3.56	43.01
ESBK	Elmira Savings Bank, FSB	11.06	21.20	7.50	7.90	8.40	16.20	62.00	NA	NA	7.23	60.61
ESSA	ESSA Bancorp, Inc.	13.64	216.60	31.00	NA	33.30	NA	NA	NA	NA	1.17	39.02
FABK	First Advantage Bancorp	9.12	48.00	38.00	30.80	NM	18.60	59.60	59.60	12.38	2.19	NM
FBC	Flagstar Bancorp, Inc.	1.45	131.10	NM	NM	NM	NM	36.00	36.00	0.81	-	-
FBSI	First Bancshares, Inc.	9.00	14.00	NM	NM	NM	NM	55.70	56.10	5.84	-	NM
FCAP	First Capital, Inc.	14.90	41.50	12.80	12.80	11.90	11.90	NA	NA	NA	4.83	57.60
FCFL	First Community Bank Corporation of America	4.10	17.00	51.30	NA	NM	NA	NA	NA	NA	-	-
FCLF	First Clover Leaf Financial Corp.	8.55	70.60	19.40	19.40	25.90	25.90	80.30	105.90	11.51	2.81	72.73
FDEF	First Defiance Financial Corp.	10.30	83.60	7.20	6.20	12.40	8.90	43.00	64.40	4.23	6.60	103.61
FFBH	First Federal Bancshares of Arkansas, Inc.	4.40	21.30	27.50	27.50	8.50	12.30	29.20	29.20	2.68	0.91	94.23
FFCH	First Financial Holdings, Inc.	9.00	105.30	11.80	9.40	13.60	10.50	55.60	68.70	3.35	2.22	92.42
FFDF	FFD Financial Corporation	11.00	11.10	10.20	10.20	11.60	11.50	62.10	62.10	6.04	6.18	71.05
FFFD	North Central Bancshares, Inc.	12.48	16.80	NM	NM	NM	NM	47.60	48.50	3.54	0.32	NM
FFHS	First Franklin Corporation	4.02	6.80	6.70	NA	NM	NA	NA	NA	NA	-	NM
FFIC	Flushing Financial Corporation	9.21	200.00	8.90	NA	9.20	NA	NA	NA	NA	5.65	52.00
FFNM	First Federal of Northern Michigan Bancorp, Inc.	1.38	4.00	NM	NM	NM	NM	13.50	14.10	1.61	-	NM
FFNW	First Financial Northwest, Inc.	8.07	164.30	33.60	35.10	NM	80.30	58.00	61.00	13.02	4.21	558.33
FFSX	First Federal Bankshares, Inc.	1.87	6.20	0.50	NM	NM	NM	23.90	23.90	1.18	-	-
FKFS	First Keystone Financial, Inc.	7.59	18.50	NM	45.30	NM	125.60	55.60	55.60	3.54	-	-
FNFG	First Niagara Financial Group, Inc.	13.54	2,027.40	24.20	NA	17.60	NA	102.60	205.30	17.08	4.14	90.91
FPFC	First Place Financial Corp.	5.68	96.40	10.10	10.20	NM	NM	42.80	45.30	2.91	0.70	NM
FPTB	First PacTrust Bancorp, Inc.	8.00	34.00	NM	NM	NM	NM	42.70	42.70	3.97	5.00	NM
FSBI	Fidelity Bancorp, Inc.	8.26	25.10	NM	7.90	NM	7.50	59.40	63.40	3.52	3.39	980.00
FSFG	First Savings Financial Group, Inc.	9.80	24.90	NM	NM	NA	NA	48.20	48.20	10.84	-	NA
GFG	Guaranty Financial Group Inc.	0.59	64.30	NM	NM	NM	NM	2.60	3.10	0.12	-	-
GSLA	GS Financial Corp.	13.95	17.80	11.60	NA	69.80	NA	NA	NA	NA	2.87	200.00
HARL	Harleysville Savings Financial Corporation	13.05	47.00	9.90	8.00	9.20	8.50	96.00	96.00	5.78	5.52	50.70
HBCP	Home Bancorp, Inc.	11.07	98.80	13.20	13.20	NA	NA	NA	NA	NA	-	-

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22
HBNK	Hampden Bancorp, Inc.	9.71	73.20	NM	234.60	NM	98.00	NA	NA	NA	1.24	250.00
HCBK	Hudson City Bancorp, Inc.	12.56	6,547.00	12.10	12.10	12.80	12.80	120.80	124.70	10.79	4.78	55.10
HFBC	HopFed Bancorp, Inc.	9.50	34.10	8.50	14.70	8.30	9.60	54.60	61.10	3.50	5.05	37.80
HFFC	HF Financial Corp.	11.51	46.30	6.40	6.50	6.40	6.50	67.10	72.20	4.04	3.91	25.00
HIFS	Hingham Institution for Savings	27.50	58.40	9.30	9.30	8.90	8.90	96.00	96.00	6.95	3.05	33.87
HMNF	HMN Financial, Inc.	4.80	20.00	NM	NA	NM	NA	23.30	23.30	1.83	-	NM
HOME	Home Federal Bancorp, Inc.	10.09	166.60	NM	84.10	NM	91.70	83.10	83.10	24.06	2.18	200.00
HWFG	Harrington West Financial Group, Inc.	1.95	13.70	NM	NM	NM	NM	30.60	35.60	1.11	-	NM
IFSB	Independence Federal Savings Bank	2.49	3.90	NM	NM	NM	NM	48.80	48.80	2.11	-	-
JFBI	Jefferson Bancshares, Inc.	6.86	46.40	13.20	13.20	17.20	17.20	59.20	94.10	7.06	3.50	60.00
LABC	Louisiana Bancorp, Inc.	13.75	74.80	22.90	NA	25.90	NA	NA	NA	NA	-	-
LBCP	Liberty Bancorp, Inc.	7.00	26.20	17.50	NA	14.30	NA	NA	NA	NA	1.43	20.41
LEGC	Legacy Bancorp, Inc.	10.55	92.60	NM	84.20	NM	25.80	74.60	83.10	9.57	1.90	NM
LSBI	LSB Financial Corp.	14.00	21.80	17.50	17.50	12.50	12.50	63.80	63.80	5.83	3.57	66.96
LSBX	LSB Corporation	9.27	41.50	12.90	15.80	NM	11.60	71.20	71.20	5.43	2.16	NM
MFLR	Mayflower Bancorp, Inc.	7.00	14.60	9.20	9.20	NM	12.10	76.40	76.50	6.00	5.71	NM
MFSF	MutualFirst Financial, Inc.	5.50	38.40	6.90	NA	NM	NA	NA	NA	NA	8.73	NM
NAL	NewAlliance Bancshares, Inc.	12.91	1,378.60	26.90	30.00	28.70	29.80	98.90	167.00	16.22	2.17	62.22
NASB	NASB Financial, Inc.	22.06	173.60	12.00	12.00	15.90	16.00	112.40	114.50	11.37	4.08	64.75
NEBS	New England Bancshares, Inc.	6.25	36.80	12.00	9.40	NM	24.50	53.90	72.80	6.38	2.56	NM
NFSB	Newport Bancorp, Inc.	11.32	45.30	NM	NM	NM	NM	86.90	86.90	10.25	-	-
NHTB	New Hampshire Thrift Bancshares, Inc.	9.07	52.10	10.80	NA	9.50	NA	70.30	NA	6.09	5.73	54.17
NYB	New York Community Bancorp, Inc.	11.31	3,901.40	10.90	10.90	43.50	24.20	92.00	226.70	12.02	8.84	434.78
OCFC	OceanFirst Financial Corp.	12.15	150.20	10.10	10.10	10.00	9.60	124.20	124.20	8.01	6.58	65.57
OSBK	Osage Bancshares, Inc.	8.99	25.40	NM	29.40	NM	104.90	NA	NA	NA	3.78	NM
PBCI	Pamrapo Bancorp, Inc.	7.52	37.10	20.90	77.50	19.80	23.90	68.20	68.20	6.26	7.98	155.10
PBCT	People's United Financial, Inc.	15.62	5,388.90	48.80	NA	34.00	NA	101.50	144.20	25.33	3.91	130.98
PBNY	Provident New York Bancorp	8.47	337.80	15.10	52.90	13.40	16.40	80.10	133.00	11.43	2.83	38.10
PCBI	Peoples Community Bancorp, Inc.	0.37	1.80	NM	NM	NM	NM	26.70	50.70	0.25	-	-
PFED	Park Bancorp, Inc.	8.86	10.60	NM	NM	NM	NM	38.90	38.90	4.76	-	NM
PFS	Provident Financial Services, Inc.	10.67	638.40	20.50	20.50	14.40	14.50	62.40	126.30	9.71	4.12	44.59
PROV	Provident Financial Holdings, Inc.	6.64	41.30	NM	NM	NM	NM	35.60	35.60	2.64	1.81	NM
PULB	Pulaski Financial Corp.	7.00	72.10	11.70	11.70	NM	14.70	84.20	88.60	5.04	5.43	NM
PVFC	PVF Capital Corp.	1.87	14.50	NM	NM	NM	NM	22.00	22.00	1.61	0.53	NM
PVSA	Parkvale Financial Corporation	10.63	57.70	NM	NM	NM	6.40	48.90	65.30	3.08	8.28	55.35
RIVR	River Valley Bancorp	15.50	23.30	10.80	NA	10.20	NA	93.00	93.10	6.05	5.42	55.26
ROME	Rome Bancorp, Inc.	9.00	61.90	20.50	20.50	20.90	19.80	104.40	104.40	18.73	3.78	79.07
RPFG	Rainier Pacific Financial Group, Inc.	1.25	7.90	NM	NM	NM	NM	19.10	20.70	0.87	-	NM
RVSB	Riverview Bancorp, Inc.	3.51	38.30	6.30	6.30	NM	25.90	42.80	60.50	4.13	-	NM
SUPR	Superior Bancorp	4.25	43.00	NM	NM	NM	NM	22.90	25.60	1.40	-	-
SVBI	Severn Bancorp, Inc.	3.16	31.80	NM	NA	NM	NA	NA	NA	NA	3.80	NM
THRD	TF Financial Corporation	19.00	50.60	11.60	13.20	12.50	12.90	69.50	74.10	6.61	4.21	49.69
TONE	TierOne Corporation	2.12	38.20	NM	NM	NM	NM	14.10	14.40	1.15	-	(0.90)
TRST	TrustCo Bank Corp NY	6.00	457.30	18.80	19.00	15.00	15.30	192.50	192.90	13.15	7.33	110.00
TSBK	Timberland Bancorp, Inc.	5.43	38.30	27.20	8.40	12.90	6.80	50.50	55.30	5.82	8.10	78.57
TSH	Teche Holding Company	33.00	69.90	10.60	10.70	13.90	8.60	99.80	105.30	8.79	4.24	58.61
UBNK	United Financial Bancorp, Inc.	13.27	219.00	23.70	23.70	28.20	25.30	100.70	100.80	17.62	2.11	59.57
UCFC	United Community Financial Corp.	2.07	64.00	NM	NA	NM	NM	27.20	27.30	2.44	-	NM
UWBK	United Western Bancorp, Inc.	9.25	67.10	8.00	8.00	6.70	5.30	65.80	65.80	2.97	2.59	17.27
WAYN	Wayne Savings Bancshares, Inc.	5.50	16.50	6.90	6.90	7.30	7.70	48.50	51.80	4.07	3.64	54.67
WFD	Westfield Financial, Inc.	9.34	291.20	58.40	61.00	44.50	43.90	110.90	110.90	25.87	2.14	260.87
WFSL	Washington Federal, Inc.	12.98	1,142.90	32.50	32.50	49.90	14.20	81.40	96.50	9.48	1.54	200.00
WSB	WSB Holdings, Inc.	2.78	21.80	NM	NA	NM	NA	41.50	41.50	4.83	5.76	NM
WSFS	WSFS Financial Corporation	27.11	167.80	17.40	20.40	15.10	15.70	75.30	80.90	4.81	1.77	26.67
WVFC	WVS Financial Corp.	15.00	31.20	13.40	NA	10.50	NA	100.40	100.40	7.02	4.27	44.76
	All Fully Converted Average		267.14	17.73	26.73	20.11	29.24	64.16	73.48	7.11	2.72	89.14

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22
	All Fully Converted Median		43.00	12.80	13.20	14.30	14.70	62.40	67.55	5.78	2.56	55.35
	Hawaii											
	None											
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Comparable Group											
CASH	Meta Financial Group, Inc.	13.00	33.80	12.50	12.50	23.60	NM	70.50	74.10	3.94	4.00	94.55
FDEF	First Defiance Financial Corp.	10.30	83.60	7.20	6.20	12.40	8.90	43.00	64.40	4.23	6.60	103.61
FFNW	First Financial Northwest, Inc.	8.07	164.30	33.60	35.10	NM	80.30	58.00	61.00	13.02	4.21	558.33
HFBC	HopFed Bancorp, Inc.	9.50	34.10	8.50	14.70	8.30	9.60	54.60	61.10	3.50	5.05	37.80
HFFC	HF Financial Corp.	11.51	46.30	6.40	6.50	6.40	6.50	67.10	72.20	4.04	3.91	25.00
HOME	Home Federal Bancorp, Inc.	10.09	166.60	NM	84.10	NM	91.70	83.10	83.10	24.06	2.18	200.00
MFSF	MutualFirst Financial, Inc.	5.50	38.40	6.90	NA	NM	NA	NA	NA	NA	8.73	NM
NASB	NASB Financial, Inc.	22.06	173.60	12.00	12.00	15.90	16.00	112.40	114.50	11.37	4.08	64.75
PULB	Pulaski Financial Corp.	7.00	72.10	11.70	11.70	NM	14.70	84.20	88.60	5.04	5.43	NM
TSBK	Timberland Bancorp, Inc.	5.43	38.30	27.20	8.40	12.90	6.80	50.50	55.30	5.82	8.10	78.57
	Comparable Average		85.11	14.00	21.24	13.25	29.31	69.27	74.92	8.34	5.23	145.33
	Comparable Median		59.20	11.70	12.00	12.65	12.15	67.10	72.20	5.04	4.63	86.56
	All Fully Converted Average		267.14	17.73	26.73	20.11	29.24	64.16	73.48	7.11	2.72	89.14
	All Fully Converted Median		43.00	12.80	13.20	14.30	14.70	62.40	67.55	5.78	2.56	55.35
	Hawaii Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Hawaii Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
			48.10									
			23.08%									

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

		Current	Current	Current Price in Relation to							Current	LTM
Ticker	Short Name	Stock Price ($)	Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Dividend Yield (%)	Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22

Exhibit 3
Industry Pricing Multiples
Pricing Data as of April 30, 2008

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market				LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
	All Fully Converted Thrifts											
ABBC	Abington Bancorp, Inc.	8.79	193.30	22.00	22.00	NM	72.50	83.70	83.70	16.15	2.28	222.22

Exhibit 4

Selected Financial Data

Ticker	Short Name	Corporate: Exchange	City	State	Number of Offices	IPO Date	Key Financial Data for the Most Recent Period End: Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Capital for the Most Recent Period End: Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data																
CASH	Meta Financial Group, Inc	NASDAQ	Storm Lake	IA	14	09/20/1993	859,125	63.39	52.50	25.11	82.83	9.81	5.59	5.33	4.84	NA	6.49
FDEF	First Defiance Financial Corp	NASDAQ	Defiance	OH	34	10/02/1995	2,010,662	102.96	78.87	7.20	76.60	11.04	11.47	8.53	27.99	NA	12.75
FFNW	First Financial Northwest, Inc	NASDAQ	Renton	WA	1	10/10/2007	1,261,782	127.31	82.86	11.73	65.08	11.74	22.46	21.57	5.01	15.65	23.59
HFBC	HopFed Bancorp, Inc.	NASDAQ	Hopkinsville	KY	18	02/09/1998	991,131	84.96	63.32	30.26	74.53	16.65	8.10	7.48	8.23	NA	8.77
HFFC	HF Financial Corp.	NASDAQ	Sioux Falls	SD	33	04/08/1992	1,171,991	101.91	69.93	NA	68.62	20.32	8.03	7.64	5.26	8.25	8.72
HOME	Home Federal Bancorp, Inc	NASDAQ	Nampa	ID	16	12/20/2007	692,497	118.57	64.48	27.60	54.38	15.00	28.97	28.97	-	NA	30.03
MFSF	MutualFirst Financial, Inc	NASDAQ	Muncie	IN	33	12/30/1999	1,419,206	109.10	77.98	NA	71.47	18.17	9.13	NA	NA	NA	10.22
NASB	NASB Financial, Inc	NASDAQ	Grandview	MO	9	09/27/1985	1,526,454	155.75	85.22	5.12	54.72	34.19	10.11	9.95	1.78	9.80	10.97
PULB	Pulaski Financial Corp	NASDAQ	Saint Louis	MO	12	12/03/1998	1,461,393	108.80	81.51	3.32	74.92	NA	7.94	7.68	3.65	8.66	9.21
TSBK	Timberland Bancorp, Inc	NASDAQ	Hoquiam	WA	22	01/13/1998	671,592	118.01	83.88	5.08	71.08	14.94	13.54	12.69	7.22	13.07	14.76
	Average						1,206,583	109.08	74.06	14.43	69.42	16.87	12.53	12.20	7.11	11.09	13.55
	Median						1,216,887	108.95	78.43	9.47	71.28	15.00	9.62	8.53	5.01	9.80	10.60
	Maximum						2,010,662	155.75	85.22	30.26	82.83	34.19	28.97	28.97	27.99	15.65	30.03
	Minimum						671,592	63.39	52.50	3.32	54.38	9.81	5.59	5.33	-	8.25	6.49
TBNK	Territorial Bancorp, Inc		Honolulu	HI	24		1,223,823	68.72	51.54	42.62	76.94	12.62	8.33	8.32	0.17	10.22	8.47
	Variance to the Comparable Median						6,937	(40.23)	(26.89)	33.15	5.66	(2.38)	(1.29)	(0.21)	(4.84)	0.42	(2.13)

Exhibit 4

Selected Financial Data

Ticker	Short Name	Asset Quality for the Most Recent Period End						LTM Profitability			
		NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
CASH	Meta Financial Group, Inc	3.65	47.02	1.98	35.48	1.72	45.46	0.19	3.08	(0.12)	(1.91)
FDEF	First Defiance Financial Corp	2.28	70.06	2.21	19.30	1.60	57.73	0.38	3.57	0.52	4.88
FFNW	First Financial Northwest, Inc	7.01	19.49	5.81	25.88	1.37	16.62	0.11	0.46	0.18	0.74
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	1.07	NA	0.50	6.71	0.44	5.87
HFFC	HF Financial Corp.	0.27	360.34	0.25	3.14	0.97	156.00	0.68	10.12	0.67	9.99
HOME	Home Federal Bancorp, Inc	NA	NA	NA	NA	1.62	NA	0.25	0.87	0.25	0.87
MFSF	MutualFirst Financial, Inc	1.94	71.66	1.85	20.29	1.39	57.75	(1.69)	(18.83)	(1.45)	(16.15)
NASB	NASB Financial, Inc	1.11	85.45	1.61	15.94	0.95	53.11	0.72	7.29	0.71	7.24
PULB	Pulaski Financial Corp	3.51	40.41	3.40	42.82	1.42	34.38	-	(0.06)	0.39	5.48
TSBK	Timberland Bancorp, Inc	2.39	60.40	2.20	16.26	1.44	55.23	0.42	3.65	0.81	7.10
	Average	2.77	94.35	2.41	22.39	1.36	59.54	0.16	1.69	0.24	2.41
	Median	2.34	65.23	2.09	19.80	1.41	54.17	0.32	3.33	0.42	5.18
	Maximum	7.01	360.34	5.81	42.82	1.72	156.00	0.72	10.12	0.81	9.99
	Minimum	0.27	19.49	0.25	3.14	0.95	16.62	(1.69)	(18.83)	(1.45)	(16.15)
TBNK	Territorial Bancorp, Inc	0.16	193.43	0.10	-	0.32	191.47	0.66	8.08	0.74	9.03
	Variance to the Comparable Median	(2.18)	NA	(1.99)	(19.80)	(1.09)	NA	0.34	4.75	0.32	3.85

Exhibit 4

Selected Financial Data

		LTM Income Statement								*Growth*		
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
	Comparable Thrift Data											
CASH	Meta Financial Group, Inc	5.26	NA	NA	3.52	5.94	8.67	94.98	85.64	12.84	15.36	22.26
FDEF	First Defiance Financial Corp	6.06	2.55	3.51	3.79	1.22	3.04	64.23	51.35	6.61	3.29	8.95
FFNW	First Financial Northwest, Inc	5.79	NA	NA	2.77	0.02	1.37	50.89	50.44	4.89	12.23	7.31
HFBC	HopFed Bancorp, Inc.	NA	NA	NA	NA	0.85	2.60	69.95	60.68	21.97	6.27	22.76
HFFC	HF Financial Corp.	5.97	NA	NA	3.41	1.03	3.03	72.84	63.95	9.75	7.89	8.06
HOME	Home Federal Bancorp, Inc	5.49	3.05	2.43	3.39	1.40	3.39	73.39	61.86	(9.84)	(7.07)	(4.93)
MFSF	MutualFirst Financial, Inc	6.11	3.07	3.05	3.28	0.96	5.26	134.60	145.86	47.81	38.27	49.59
NASB	NASB Financial, Inc	NA	NA	NA	2.66	1.49	2.56	60.33	37.29	(0.15)	(1.57)	4.18
PULB	Pulaski Financial Corp	5.50	2.71	2.79	3.04	1.14	2.31	53.19	34.44	16.01	13.82	27.94
TSBK	Timberland Bancorp, Inc	6.81	2.91	3.91	4.31	1.15	3.18	60.97	49.79	3.87	3.81	3.49
	Average	5.87	2.86	3.14	3.35	1.52	3.54	73.54	64.13	11.38	9.23	14.96
	Median	5.88	2.91	3.05	3.39	1.15	3.04	67.09	56.02	8.18	7.08	8.51
	Maximum	6.81	3.07	3.91	4.31	5.94	8.67	134.60	145.86	47.81	38.27	49.59
	Minimum	5.26	2.55	2.43	2.66	0.02	1.37	50.89	34.44	(9.84)	(7.07)	(4.93)
TBNK	Territorial Bancorp, Inc	5.35	2.21	3.14	3.32	0.20	2.25	55.87	70.43	3.22	6.28	3.03
	Variance to the Comparable Median	(0.53)	(0.71)	0.09	(0.07)	(0.95)	(0.79)	(11.22)	14.41	(4.96)	(0.80)	(5.48)

Exhibit 4

Selected Financial Data

Ticker	Short Name	Market Data						Dividends	
		Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data								
CASH	Meta Financial Group, Inc	33.80	13.00	13.25	5.72	18.44	17.55	4.00	94.55
FDEF	First Defiance Financial Corp	83.60	10.30	12.59	3.76	23.95	16.00	6.60	103.61
FFNW	First Financial Northwest, Inc	164.30	8.07	9.11	6.81	13.92	13.22	4.21	558.33
HFBC	HopFed Bancorp, Inc.	34.10	9.50	11.12	8.13	17.39	15.55	5.05	37.80
HFFC	HF Financial Corp.	46.30	11.51	13.40	10.02	17.16	15.93	3.91	25.00
HOME	Home Federal Bancorp, Inc.	166.60	10.09	10.24	6.63	12.15	12.15	2.18	200.00
MFSF	MutualFirst Financial, Inc	38.40	5.50	6.97	3.50	NA	NA	8.73	NM
NASB	NASB Financial, Inc	173.60	22.06	26.42	12.48	19.62	19.27	4.08	64.75
PULB	Pulaski Financial Corp	72.10	7.00	7.27	3.93	8.31	7.90	5.43	NM
TSBK	Timberland Bancorp, Inc	38.30	5.43	6.80	1.94	10.75	9.81	8.10	78.57
	Average	85.11	10.25	11.72	6.29	15.74	14.15	5.23	145.33
	Median	59.20	9.80	10.68	6.18	17.16	15.55	4.63	86.56
	Maximum	173.60	22.06	26.42	12.48	23.95	19.27	8.73	558.33
	Minimum	33.80	5.43	6.80	1.94	8.31	7.90	2.18	25.00
TBNK	Territorial Bancorp, Inc	76.00	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	16.80	NA	NA	NA	NA	NA	NA	NA